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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[ ]     Form 10-K                [ ]     Form 20-F             [ ]     Form 11-K
[X]     Form 10-Q                [ ]     Form N-SAR


For Period Ended:   September 30, 1998          SEC File Number:   0-23694
[  ]     Transition Report on Form 10-K         CUSIP Number:      42235W 10 8
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR
[  ]     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                           (Full Name of Registrant)

                         200 Chisholm Place, Suite 200
                    (Address of Principal Executive Office)

Plano, Texas                                                             75075
(City and State)                                                      (Zip Code)

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PART II - RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;  or the subject quarterly report or transition report on
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                 Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;  and

[  ]     (c)     The accountant's statement or other exhibit required by rule
                 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Registrant's public filings, in October 1998 the Registrant announced that it had reached an agreement with the holders of a majority in principal amount of its $115 million 13% Senior Notes due 2003 and $125 million 14% Senior Notes due 2004 to support a plan of reorganization (the "Plan of Reorganization"). The Registrant intends to implement the Plan of Reorganization by filing a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code as soon as practical. In connection with the Plan of Reorganization, the Registrant is utilizing the services of a third party to assist the Registrant in determining its reorganization value, the result of which likely will be an impairment of the Registrant's long-lived assets. The review has not been completed as of the date hereof and, in any event, could not have been completed before the date by which the Registrant's Report on Form 10-Q for the quarter ended September 30, 1998 was required to be filed under applicable law.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Marjean Henderson            (972)                   633-4035
            (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                        [X]  Yes         [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X]  Yes         [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III above, in connection with the Plan of Reorganization, the Registrant is undertaking a review of its long-lived assets for possible impairment. The Registrant anticipates that the results of operations for the quarter ended September 30, 1998 will be significantly different than the results for the quarter ended September 30, 1997. The Registrant preliminarily estimates an impairment of all recorded goodwill for the quarter ended September 30, 1998, as well as significant additional impairments in the carrying value of certain other long-lived assets.





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                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 1998                    /s/ Marjean Henderson
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                                           Marjean Henderson
                                           Senior Vice President and
                                           Chief Financial Officer





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